[Great Plains Energy Incorporated Letterhead]

August 8, 2017

VIA EDGAR FILING

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Plains Energy Incorporated
Registration Statement on Form S-4
File No. 333-212513

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Great Plains Energy Incorporated, a Missouri corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-212513), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on July 13, 2016, as further amended and as declared effective by the Commission on August 19, 2016.

The Company requests the withdrawal of the Registration Statement because the transaction to which it relates has been abandoned. The Registration Statement registered the offering of common stock, no par value, of the Company that would have been issued in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of May 29, 2016 (the “Merger Agreement”), among the Company, Westar Energy, Inc., a Kansas corporation (“Westar Energy”), and GP Star Inc., a Kansas corporation (“GP Star”). On July 9, 2017, the Company and Westar Energy amended and restated the Merger Agreement in its entirety by executing an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) among the Company, Westar Energy, Monarch Energy Holding, Inc., a Missouri corporation (“Monarch Energy”), King Energy, Inc., a Kansas corporation, and for certain limited purposes, GP Star. Pursuant to the transactions contemplated by the Amended and Restated Merger Agreement, subject to the satisfaction or waiver of certain conditions, Monarch Energy, rather than the Company, will issue its common stock. Accordingly, the Company will not proceed with the proposed offering of common stock in connection with the transactions contemplated by the Merger Agreement. Because the proposed offering of the common stock registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use by the Company or by Monarch Energy as a wholly owned subsidiary of the Company.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact John G. Klauberg of Bracewell LLP at (212) 938-6400 or Frederick J. Lark of Bracewell LLP at (212) 508-6169.

[Signature page follows]

Very truly yours,

Great Plains Energy Incorporated

By:	/s/ Terry Bassham
Name:	Terry Bassham
Title:	Chairman of the Board, President and Chief Executive Officer